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New Nouveau Brunswick

A budget that works for all New Brunswickers

2018–2019 BUDGET

Supporting New Brunswickers
Growing the Economy
Creating Jobs

Budget 2018–2019

Published by:

Department of Finance

Province of New Brunswick

P.O. Box 6000

Fredericton, New Brunswick

E3B 5H1

Canada

Internet: www.gnb.ca/finance

Tuesday, January 30, 2018

Cover:

Service New Brunswick (SNB 11601)

Translation:

Debates Translation, Legislative Assembly

Printing and Binding:

Printing Services, Service New Brunswick

ISBN 978-1-4605-1873-1

ISSN 0833-5680

Printed in New Brunswick

Think Recycling!

Table of Contents

Introduction	5

The Challenges	7

Senior Care and Health Care	8

Youth Employment	10

Economic Competitiveness	12

Focus on Priorities	14

Fiscal Update	17

Multi-Year Plan	18

Conclusion	19

Appendix: Summary of Budget Information	20

Introduction

When I reflect on the theme from Budget 2015–2016 – “Facing our challenges together” – I am proud to note that we have indeed faced our challenges and accomplished much together. Your government has built a track record of listening to New Brunswickers and getting things done by growing the economy and protecting education and health care.

Over the past three years, we have seen our economy emerge from a period of prolonged weakness to an extended period of growth not seen in a decade. We have made the difficult decisions needed to deliver consistent improvements in our fiscal situation. And we have done this while strengthening education and improving health care in New Brunswick.

We have taken a balanced approach that allows us to achieve our fiscal objectives while also investing strategically. Some may argue that we should cut deeper to reach balance faster. They may also suggest that the path towards growth is by lowering taxes on the richest members of society, and that by providing these breaks, big business and the rich will invest, create jobs and grow the economy.

Your government has taken a different approach – an approach that works. Our balanced approach involved revenue measures that ensure the wealthiest, as well as the largest businesses, are contributing towards addressing our fiscal challenge. By putting communities and families first, protecting the vulnerable, and investing in our youth and seniors, we can generate economic growth and make significant progress towards fiscal sustainability in a socially responsible fashion. It is because of this approach that we have the flexibility to invest further in our youth and seniors.

Mr. Speaker, we have not achieved these results alone. By listening to the issues and concerns expressed by everyday New Brunswickers and by leveraging funding opportunities to maximum effect, the investments your government is making remain well-aligned with putting families first.

Over the 2011 to 2014 period, the New Brunswick economy  shrank by 1.0 per cent. By comparison, economic growth reached a decade high in 2015 and has continued to expand since. The Department of Finance now projects real GDP growth of 1.3 per cent for 2017. It is notable that all private sector forecasters revised their growth expectations for 2017 upward in New Brunswick, going as high as 1.8 per cent. The New Brunswick economy is now projected to be 4.9 per cent larger than it was in 2014. This compares to an economy that declined over the course of the previous mandate.

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The improvement in 2017 is supported by a second consecutive year of population growth – reaching an all-time high of 759,655. This means we have more New Brunswickers than ever before. We have also experienced the first increase in employment in four years and the first increase in housing starts since 2010. In addition, retail sales are on pace to grow at a rate not seen since

1999.

Turning towards 2018, real GDP growth is projected to be 1.1 per cent, surpassing 1 per cent for the fourth consecutive year – a period of sustained growth not seen in more than a decade.

This return to growth is a result of the collective efforts of all New Brunswickers. Your government has done its part to support an economy that is growing. Our investments in infrastructure have not only made our roads safer and improved our schools and hospitals, they have also contributed to increased economic activity.

Through the Youth Employment Fund, unemployed youth have been given the opportunity to gain on-the-job experience and prepare for long-term employment. Your government has also made progress in attracting and helping businesses expand in New Brunswick. Small businesses have benefited from a lower small business corporate income tax rate and enhancements to the Small Business Investor Tax Credit.

Combined, these and other measures have supported the creation of more than 10,000 jobs.

We have restored fiscal order to the provincial government budget. The four budgets tabled between 2011 and 2014 did not work. Targets were missed, the economy retrenched and the population declined. We have taken a different direction and it has worked.

We have cut the deficit in half, something that could not be accomplished in the previous mandate. We laid out a plan with clear targets and we beat those targets every year, something that was not accomplished in the previous mandate.

Mr. Speaker, there is an old adage that says, “you have to spend money to make money”. As my colleagues and I worked to prepare this budget, it became clear that a trio of challenges need to be addressed, and addressed head on. These challenges will cost money. We came to the conclusion that we cannot afford to ignore these challenges; we have to tackle them now.

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As a result, our plan for 2018–2019 and beyond has been updated to take on these urgent priorities that New Brunswickers have identified. However, I want to emphasize that under our updated plan, which is the result of a collective, strategic and informed decision, we will continue to improve our finances and return to balance by 2021–2022.

The Challenges

The three challenges we seek to address in this budget are interrelated and connected to our three priorities of jobs, education and health care.

Firstly, New Brunswick has the oldest population in Canada and it is getting older. This comes with many positives. New Brunswick’s seniors are some of the hardest working people in the world. They built the province that we are so proud of today. But as they retire, there are fewer young people to replace them in the workforce. This creates a financial challenge for the government to provide the services that our seniors have earned, deserve and need in order to retire with dignity and respect. Today’s budget includes measures to help seniors stay engaged, active, and independent in their homes, and better and more appropriate services when and where they are needed.

Secondly, at 13.5 per cent in 2017, New Brunswick also faces an unacceptably high youth unemployment rate. New Brunswickers are having fewer children, and on top of that we have long experienced losing our young people to other jurisdictions in pursuit of education or employment opportunities. Our population aged 15 to 29 is now almost 20 per cent lower than it was 20 years ago. We have to curb this trend. We need to create opportunities for our young people to stay here, convince our young people to return home, and attract new working- age people to New Brunswick. A thriving workforce helps us afford the services that our seniors and younger New Brunswickers need to enjoy the quality of life they deserve. Today’s budget includes measures to help retain youth and create new employment opportunities for the next generation.

Thirdly, New Brunswick is one of Canada’s most export-dependent provinces. Over 70 per cent of our economy relies on exports and approximately 90 per cent of those exports go to the United States. Actions taken by the current U.S. administration regarding NAFTA and the softwood lumber sector have created a period of uncertainty for our economy. While New Brunswick businesses continue to be competitive during these challenging times, we must be diligent about investing in our economic competitiveness, to ensure our economy has the resiliency to succeed in newly opened markets in Europe and soon-to-open growing markets in Asia. And we must be in a position to innovate and better compete domestically and abroad.

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By enhancing our competitiveness and pursuing new markets, we can ensure that our labour force, including our youth and seniors who wish to remain engaged, are well positioned to remain in New Brunswick and to succeed in a competitive global market. Today’s budget includes investments that will enhance productivity, grow exports, and accelerate innovation. In taking these steps today, we hope to attract more people so that together we can create the wealth and revenue needed for the important social services that are foundational for the success of New Brunswickers.

Senior Care and Health Care

Mr. Speaker, an aging population is one of our province’s greatest challenges. Rising to this challenge, your government will enhance support for seniors so they can live in their homes longer, have better access to health care, and remain active in their communities and in the New Brunswick labour force.

Guiding our decisions on a path forward is our provincial aging strategy which was developed in 2017. In support of this 10-year plan, your government will be investing $800,000 to begin implementing the action items identified by the engaged seniors themselves through the Council on Aging in the development of this strategy. Your government will also invest $1.25 million for a pilot project to address our alternate level of care issue. We will free up acute-care beds by providing transition beds in special care homes for short-term patient stays.

Young or old, urban or rural, rich or poor, families in New Brunswick face challenges caring for their loved ones at some time in their lives. During these times, they often turn to the community for help and it comes as no surprise that New Brunswickers consistently come together to help those in need.

Informal caregivers play an important role in the daily lives of our seniors and adults with a disability. They provide ongoing care and assistance without pay for family members and friends in need of support due to physical, cognitive, or mental conditions. Given the important contributions these informal caregivers make in helping seniors and adults with a disability stay in their homes longer, your government is investing $11.3 million to provide financial support to caregivers who take the time out of their busy lives, often at their own expense, to help our most vulnerable citizens continue to live in their homes.

It is this strong sense of community that leads New Brunswickers to place high expectations on government to ensure care to and protection for our most vulnerable. Families expect effective programs and services that provide all New Brunswickers with the supports needed to enjoy a healthy quality of life.

Mr. Speaker, caring for our seniors is an important task that often falls beyond family members to workers in the community. The individuals employed in providing these supports perform a valuable service to the community. Various employers, and the workers themselves, have noted challenges attracting and retaining skilled labour. Given these circumstances, your government will be investing $12 million in special care home employees and home support workers. This means that over the course of our mandate, we will have invested a total of $23 million directly into wages, in addition to pay equity increases, to address these challenges.

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For seniors who can no longer stay in their homes, your government understands the importance of providing the quality care they deserve. Given our aging population, demand for special care and nursing home services will only continue to increase. This is why your government, in addition to the previously announced capital investment of $9 million, will invest $700,000 in the first year of a multi-year nursing home plan. Additionally, your government will invest $2.1 million in specialized beds for individuals with advanced dementia across the province.

As one of the pillars of our family plan, we want to achieve and maintain good mental health for all New Brunswickers. Your government wants to provide supports and services to those experiencing addictions and mental illness. The path towards success must be one of respect that helps individuals take control of their treatment path and achieve their personal objectives.

Your government will invest $2.5 million in 2018–2019 to support improved mental health outcomes in our province. I am proud to note that our actions in these areas are clear examples of our leadership on a far-too-long overlooked area and our ability to work with our federal colleagues on solutions to complex but important problems that impact the individual’s quality of life. Together we are taking a proactive approach to providing important supports to New Brunswickers who are struggling with mental health and addictions issues.

The investments this year will also improve the network of excellence for children and youth with complex mental health needs and provide for investments in suicide prevention.

Prevention and screening are important in reducing the burden of cancer. Colorectal cancer is the second most common cause of cancer-related death among New Brunswick residents. It is also one of the three most commonly diagnosed cancers across the country. This cancer can be prevented and is one of the most treatable if detected early. This is why your government will be investing $1 million in the New Brunswick Colon Cancer Screening Program.

Many New Brunswickers see their quality of life diminish as they wait for surgery to remedy their ailments. The challenge we collectively face is reducing wait times while also recognizing that demand continues to rise as our population ages. This is why your government will invest $3 million to reduce wait times for hip and knee replacements.

Further details on new investments in health care will be announced by my Cabinet colleagues in the coming weeks.

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Youth Employment

Prioritizing and tackling youth employment is the second challenge today’s budget addresses. Attracting and retaining our young workers has long been a challenge for New Brunswick. For too many years, one of our main exports has been our young workers. Given the choice, many of these workers would have preferred to live and work in New Brunswick and enjoy the quality of life our province has to offer. To enable this choice, your government is investing in a number of initiatives that will create an economy that works for young New Brunswickers.

Today’s job market is rapidly changing with jobs being created today that did not exist a few years ago. These labour market dynamics require new skillsets and increased awareness of what is possible for those entering the workplace. By taking steps to increase awareness regarding job needs and supporting opportunities to gain on-the-job experience, your government is creating an environment where young workers can indeed find work in New Brunswick, where they can stay close to their families and contribute to the economic and social identity of our growing province.

Employers and employees in New Brunswick have expressed a clear desire to support the retention of our younger population, and your government has listened. This is why your government will be investing $2 million to further develop innovative labour market information products to help increase awareness of current and future job opportunities in New Brunswick. Furthermore, marketing efforts will be increased to ensure that New Brunswick youth are better aware of the full suite of programs and services available to assist them in gaining on-the-job experience.

Through the Student Employment Experience Development (SEED) program, your government will also invest an additional $4 million in summer job opportunities for post-secondary students. An additional $5 million will be invested through the Youth Employment Fund. These additional supports will lead to valuable work experience, experiential learning, mentoring and coaching, and help develop and build transferable skills – all of which help to enhance employment prospects among our youth.

Mr. Speaker, international students represent an opportunity to address our population and economic challenges. They make our campuses and communities richer and more diverse. They provide us with an opportunity to make the case for New Brunswick to be their permanent home once they complete their studies. This requires a welcoming environment that provides supports where needed. By doing so, employers can fill vacant positions and help students who decide to become entrepreneurs. One way your government is helping is by offering Medicare coverage to international students as they pursue their studies in New Brunswick universities and colleges.

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Supporting quality care for our children and investing in early childhood education is a key component of your government’s multi-year economic growth plan.

To ensure that all New Brunswick families benefit from affordable access to daycare, I am proud to note that lower- and middle-income families will have access to subsidized child care, thereby providing parents every opportunity to enter the workforce, pursue their studies, and support continued economic growth.

Through strategic partnerships with the Government of Canada, your government will invest $71 million in education and early childhood development. Similar to our 10-year education plans, our early learning and child care action plan will act as a guide in our approach to improving access, affordability and quality of daycare in New Brunswick. In addition to the multi-year bilateral funding, your government is also investing $28 million to support wage increases for early childhood educators. This funding will be rolled out over four years beginning in 2019–2020 and raise wages from $16 an hour to $19 an hour for trained early childhood educators by 2022–2023.

Your government will work with child care operators in the province to transform as many facilities as possible, so that by 2020, New Brunswick Early Learning Centres will be seen throughout the province, offering more affordable, accessible, inclusive and high-quality early learning and child care services.

To support this transition towards early learning centres, one-time grants totalling $4.7 million will be provided over the next two years that will help daycares increase the quality of both indoor and outdoor learning environments. An additional $7.5 million in annual Quality Grants will be provided to help the facilities deliver high-quality child care services and meet the criteria of becoming a designated New Brunswick Early Learning Centre.

Making these investments in affordable, accessible early childhood education is a good start towards a commitment to lifelong learning. Not only are our children – at young ages – able to access quality education, but their parents’ access to education is also further supported. Building a high-quality early learning and child care system provides a solid foundation for our children as they enter their primary school years and embark on a lifelong journey of learning. It also enables their parents to pursue their own educational and employment goals.

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Economic Competitiveness

Finally, Mr. Speaker, addressing the third challenge enables us to secure New Brunswick’s economic competitiveness. If we are to sustain a competitive economy, we must be innovative in identifying new approaches to enhancing productivity and developing new products and services to sell to the world. When considered in the context of an aging population, building an innovative and productive economy is increasingly important. There needs to be a dual focus on sustaining economic growth and paying for the services New Brunswickers expect.

In recognition of the importance of the role innovation will play in enhancing economic competitiveness, your government will invest over $40 million in the innovation agenda in 2018–2019. This investment will go towards:

•	Growing the number of innovators in the province;
•	Boosting research and development;
•	Supporting start-ups, scaling-up, and commercializing businesses;
•	Developing an innovation eco-system through innovation labs; and
•	Continuing to invest in our Smart Province initiatives.

In support of developing a culture of innovation in New Brunswick, your government will also invest $1.3 million in an internship program that will hire recent graduates into government, to train them in innovative practices, and to reinvigorate the civil service. This program will help retain young New Brunswickers in the province along with bringing in new thinking and ideas to government.

To give our small businesses a competitive advantage, I am pleased to announce that effective April 1, 2018, the small business corporate income tax rate will be lowered to 2.5 per cent, which fulfils our platform commitment to small businesses in New Brunswick. To further help spur the province’s economic competitiveness, today’s budget also includes targeted support to enhance the productivity of our export-oriented small businesses. Additional details on this initiative will be announced at a future date.

Our natural resources have long contributed to the economic well-being of New Brunswickers. They support jobs throughout the province and are often the primary employer in many of our smaller communities. This is why your government will be investing $3.8 million in 2018–2019, as part of a seven year partnership with the federal government, in the Atlantic Fisheries Fund to support new products and technologies, encourage modernization, and enhance partnerships between industry and science.

In addition, your government will continue to combat the threat of spruce budworm by investing $3 million to continue the Healthy Forests Partnership which is funded by industry and the federal and provincial governments. By taking these proactive steps, we are ensuring our forest sector continues to have a sustainable and healthy forest to harvest for many years to come.

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Mr. Speaker, the legalization of recreational-use cannabis has been identified as a key opportunity for economic growth. It is also a clear example of the strong linkages between our economic, education and family plans. The responsible approach your government has taken on cannabis aligns with these plans and ensures that New Brunswick is well positioned to emphasize the importance of education, health and public safety while also developing this emerging economic opportunity.

While the legalization of cannabis represents an economic opportunity for our province, our number one priority is ensuring that vulnerable people are protected and that cannabis is out of the hands of youth and criminals.

The emergence of legalized cannabis products will generate economic activity and lead to new revenues to support important education, health and public safety programs. In December, I met with my colleagues from across the country and together reached an agreement-in-principle on a coordinated, national revenue framework for cannabis. Today, I want to clearly signal the intent of the province to enter into an agreement with the federal government in regard to the collection and sharing of cannabis duty.

There are other economic opportunities on which we are focused. New Brunswickers have noted that tourism represents significant economic potential and the sector will play an important role in achieving the objectives outlined in our economic growth plan. Increased tourism will lead to more jobs and a stronger economy, which will benefit all New Brunswickers. Tourism visitor spending is currently estimated at $1.3 billion annually but we know that there is room for growth.

Your government has invested significantly in growing the tourism sector. As part of the 2018–2019 Capital Budget, $12.6 million will be invested in parks, trails, historic sites, and other tourism infrastructure. This represents a 19.1 per cent increase over the level of investment last year. However, we recognize that for these investments to pay off, we need to build the New Brunswick brand and increase awareness of the attractions New Brunswick has to offer. Therefore, $6 million will be invested in our tourism growth strategy this year.

I am pleased to note that New Brunswick will be hosting two international Francophonie events. In 2018, New Brunswick will host the 58th Conference of Ministers of Education in French-Speaking Countries. In addition, Moncton and Dieppe will host the 2021 International Games of la Francophonie. Today’s budget includes support in preparation for both of these events.

To be successful in the delivery of our tourism growth strategy means also recognizing when growth opportunities exist. In this regard, New Brunswickers have noted the opportunity to extend the tourism season into the fall. However, as many of the students who work in the tourism sector return to school at that time, tourism operators have to turn to other sources of labour to take advantage of this opportunity.

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To help tourism operators, I am pleased to announce that your government will invest $2.1 million in a wage supplement program focused on seniors. This funding will encourage the hiring of seniors, helping to use their experiences and desires to remain active and independent longer, as well as helping New Brunswick to extend the tourism season into the fall after students return to school.

Focus on Priorities

Mr. Speaker, with today’s budget we are rapidly approaching the end of our government’s first mandate. I am very proud to be part of a government that has worked so hard to keep its commitments to New Brunswickers. In addition to meeting our platform commitment to create a benefit for informal caregivers, this budget also invests in honouring several other platform commitments, including:

•	Helping students to succeed by adding teachers to focus on classroom composition and literacy;
•	Supporting the advancement of pay equity by educating and increasing awareness among private sector organizations of 50+ employees doing business with government;
•	Investing to allow advanced care paramedics and midwives to play the roles they have been trained to play in our health care system;
•	Helping individuals receive care in their community by introducing community support orders into the province’s mental health continuum of care; and
•	Providing support and care in the management of diabetes by renewing the Provincial Diabetes Strategy.

In the coming months, we will provide a complete report on how we have achieved the commitments we promised in our platform.

Our government has been successful because we have focused on New Brunswick’s priorities. Today’s budget has a laser focus on three challenges that align with our priorities of growing the economy, and bettering our education and health services for all New Brunswickers. Mr. Speaker, our plan is working.

It is clear that the New Brunswick economy is now growing. We see a significant turnaround from where the economy was in 2014. Your government has played its part in supporting the momentum we are now seeing in economic growth. Some of the measures your government has taken to support job creation and economic growth include:

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•	Helping small businesses succeed by reducing the small business corporate income tax rate;
•	Putting more money into New Brunswickers’ pockets by increasing the minimum wage;
•	Investing more money in infrastructure to create jobs and improve roads and schools;
•	Growing the tourism sector by increasing investment in the Department of Tourism, Heritage and Culture as well as tourism assets around the province;
•	Supporting equality for women and giving a better quality of life to women, children and families by implementing and maintaining pay equity;
•	Establishing New Brunswick as the epicentre of cybersecurity and creating high-value jobs by developing a comprehensive cybersecurity strategy with industry leaders and academia; and
•	Supporting the Sisson Mine Project as it will create long-term jobs and business opportunities.

Your government continues to listen to New Brunswickers when it comes to meeting our obligations on climate change. A made-in-New Brunswick approach has been developed that reflects the input of New Brunswickers. This approach strikes a balance between supporting economic growth and meeting emissions targets. Through the Climate Change Fund, your government will invest up to

$37.4 million in climate change activities.

Let me be clear that investments from the Climate Change Fund will not come from increasing taxes. Existing revenue from the gasoline and motive fuel tax will be re-profiled to a dedicated Climate Change Fund and will see investments in measures aimed at tackling climate change and achieving the objectives laid out in the Climate Change Action Plan.

Unlike some who want to avoid the climate change challenge or deny it exists, your government has listened to New Brunswickers and is rising to address one of the key challenges of our generation. We must always realize that economic, social, and environmental sustainability are linked, and your government is making these links a priority with today’s budget.

Mr. Speaker, a strong education system is an essential ingredient in building a strong economy and a healthy population. New Brunswickers have consistently underscored the importance of protecting and investing in education. They have told us that to best prepare our young people for success is to change the way we deliver early learning and education.

When it comes to education and our children, your government has listened to New Brunswickers. By maintaining an ongoing dialogue, government has made significant investments in our education system including:

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•	Developing 10-year education plans so that young people have the strongest education system possible;
•	Investing nearly $400 million to upgrade existing schools and build new ones;
•	Making post-secondary education more accessible and affordable by providing upfront assistance to New Brunswick students through the Free Tuition Program and the Tuition Relief for the Middle Class program;
•	Providing youth with more opportunity to stay in New Brunswick and gain hands-on work experience by creating the Youth Employment Fund;
•	Improving literacy rates in the province through Unleashing the power of literacy: New Brunswick’s Comprehensive Literacy Strategy; and
•	Returning Grade One French immersion to 67 schools across the province.

While the important investments government has made to date are a good start, New Brunswickers have indicated that more needs to be done to ensure that we are successful in achieving our education goals. This is why the budget for the Department of Education and Early Childhood Development will increase by 6.1 per cent and will be 15.9 per cent more than it was in 2014–2015. This increase will see investments made in early childhood education, as well as in the primary and secondary education system.

New Brunswickers also recognize the importance of continuing education after our youth graduate from high school. A post-secondary education is a necessary step in developing the skills required to be successful in today’s labour market.

In support of a strong post-secondary education system, your government recently reached agreements on memoranda of understanding with three of our public universities. Discussions with the fourth university are ongoing, which when finalized will see your government secure more than $50 million for our universities over the next four years. These agreements provide stability to our universities as they undergo their respective budget cycles. They also provide a stable, predictable tuition schedule for students over the next four years, and funding for pilot projects to increase enrolment and population. This funding will also provide flexibility to our universities to pursue research and development opportunities.

Your government also recognizes that New Brunswickers expect to know how their tax dollars are spent and this is why we have increased accountability by requiring the universities receiving this funding to appear annually before a committee of the Legislative Assembly.

Mr. Speaker, New Brunswickers have consistently highlighted the importance of family. They have noted the need to have supports available at all stages of life. These supports begin with early childhood education initiatives, some of which I have just outlined. They also extend to supporting families as they care for an aging parent or deal with a family member suffering with mental health or addictions challenges.

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Over the last three years we have consistently heard from New Brunswickers on these important issues. Your government has invested in areas and taken steps that support a quality of life that New Brunswickers expect by:

•	Providing the most vulnerable with a place to live by investing $56 million with the federal government in affordable housing;
•	Recruiting more women into positions of influence in the province;
•	Recognizing New Brunswick families by introducing Family Day, a statutory holiday beginning in February 2018;
•	Tabling the Intimate Partner Violence Intervention Act to provide victims of intimate partner violence with additional tools to increase their safety while they seek more permanent solutions;
•	Expanding the Integrated Service Delivery model, which features a team of intervention and support professionals collaborating in the community to provide mental health, addiction, social and emotional support, and other services to children and youth;
•	Signing a 10-year Bilateral Health Agreement with the federal government that will bring an estimated additional investment of $230 million for home care and mental health to New Brunswick; and
•	Creating a new Part III public organization managed by Medavie Health Services New Brunswick to help increase the impact of our extra-mural and ambulance programs.

While we can take pride in the accomplishments we have achieved in building a province that is the best place to live and raise a family, your government recognizes that there is much that needs to be done to achieve the objectives outlined in the New Brunswick Family Plan. New Brunswickers have clearly outlined the need to have an integrated system of health and social care that helps our most vulnerable lead independent, healthy, and productive lives.

Fiscal Update

Mr. Speaker, I would now like to provide an update of our current fiscal situation. Our recently-released fiscal update demonstrates our commitment to remaining transparent with New Brunswickers and meets our commitment to provide a third quarter update on or before February 15th.

We are now projecting a deficit of $115.2 million for 2017–2018. This is an improvement of $76.7 million from the budgeted deficit. Revenue is $74.3 million higher than budget and largely reflects improvements in Corporate Income Tax and Harmonized Sales Tax. Expenditures are now expected to be $2.4 million below budget. There were lower expenses in Special Operating Agency Accounts, Service of the Public Debt and Capital Account expense.

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For the upcoming fiscal year, we are projecting a deficit of $188.7 million. Today’s budget aligns the priority investments your government is making in our youth and seniors with New Brunswickers’ expectations. By making these investments today, your government is creating opportunities for our younger population to remain in New Brunswick, find employment, and contribute to the ongoing economic and social prosperity of our province. Today’s budget also invests in providing important supports to seniors and it enhances the economic competitiveness of our businesses.

Multi-Year Plan

Mr. Speaker, over the last three years your government has developed a track record that demonstrates our willingness to listen to New Brunswickers, and to deliver results by strategically investing in jobs, education and supports to families.

Today’s multi-year plan is built on these principles. The decisions your government has made with Budget 2018–2019 reflect the economic growth, education and family plans that New Brunswickers have helped develop. The investments we are making will enhance the competitiveness of our economy, support our youth and seniors and lead to improved economic and social outcomes into the future.

These priority investments in seniors, youth, and economic competitiveness mean that our plan to restore balance to our finances will be delayed by one year. These investments, it is important to point out, are long overdue and will pay dividends for many years to come.

Multi-Year Plan ($ millions)

	2018–2019	2019–2020	2020–2021	2021–2022
	Plan	Plan	Plan	Plan
Revenue	9,427	9,685	9,902	10,115
Expense	9,616	9,809	9,981	10,046
Surplus (Deficit)	(189)	(124)	(79)	69

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Conclusion

Mr. Speaker, I am proud of what we have accomplished with New Brunswickers over the last three years. Your government has demonstrated that it is one that listens to New Brunswickers and gets things done.

We have experienced a period of solid economic growth. We have improved our fiscal situation. We have strengthened education and improved health care in New Brunswick.

Some may argue that we should cut deeper to reach balance faster. Your government disagrees with this approach.

Your government puts communities and families first, protecting the vulnerable and investing in our youth and seniors. We have demonstrated that by doing so, the economy can grow and progress can be made on our finances.

While much has been accomplished over the last three years, New Brunswickers have clearly identified a number of challenges ahead. Today’s budget recognizes these challenges and invests in providing opportunities for our youth and seniors as well as enhancing the competitiveness of our businesses in an uncertain global trade environment.

By listening to New Brunswickers and investing in priority areas, we can meet these challenges head-on. To paraphrase the theme of our first budget, we continue to face our challenges together.

Thank you, Mr. Speaker.

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APPENDIX: SUMMARY BUDGET INFORMATION

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT

 Thousands

$

	Year Ending March 31
	2018	2018	2019
	Estimate	Revised	Estimate

Revenue
Ordinary Account	8,749,709	8,844,074	8,946,303
Capital Account	34,663	32,868	48,264
Special Purpose Account	79,505	79,375	117,289
Special Operating Agencies (net)	135,916	117,772	124,198
Sinking Fund Earnings	188,900	188,900	191,200
Total - Revenue	9,188,693	9,262,989	9,427,254

Expense
Ordinary Account	8,523,323	8,573,350	8,773,358
Capital Account	163,698	146,409	153,502
Special Purpose Account	94,666	86,238	86,099
Special Operating Agencies (net)	138,149	111,378	117,635
Amortization of Tangible Capital Assets	460,802	460,840	485,398
Total - Expense	9,380,638	9,378,215	9,615,992

Surplus (Deficit)	(191,945)	(115,226)	(188,738)

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COMPARATIVE STATEMENT OF CHANGE IN NET DEBT

Thousands

$

	Year Ending March 31
	2018	2018	2019
	Estimate	Revised	Estimate

Net Debt - Beginning of Year	(13,997,406)	(13,826,996)	(14,099,847)

Changes in Year
Surplus (Deficit)	(191,945)	(115,226)	(188,738)
Investments in Tangible Capital Assets	(630,925)	(618,465)	(668,993)
Amortization of Tangible Capital Assets	460,802	460,840	485,398
(Increase) Decrease in Net Debt	(362,068)	(272,851)	(372,333)
Net Debt - End of Year	(14,359,474)	(14,099,847)	(14,472,180)

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TOTAL REVENUE

2018–2019

Thousands

$

			SPECIAL	SPECIAL
	ORDINARY	CAPITAL	PURPOSE	OPERATING
DEPARTMENT	ACCOUNT	ACCOUNT	ACCOUNT	AGENCIES	TOTAL

Agriculture, Aquaculture
and Fisheries	10,338	-	-	-	10,338
Education and Early
Childhood Development	35,327	-	44,485	-	79,812
Energy and Resource Development	79,746	40	3,347	-	83,133
Environment and Local Government	3,803	-	45,830	-	49,633
Finance	7,680,067	-	1,131	-	7,681,198
Health	55,086	-	1,501	-	56,587
Justice and Public Safety	196,286	-	10,137	-	206,423
Legislative Assembly	495	-	-	-	495
Office of the Attorney General	384	-	200	-	584
Opportunities New Brunswick	8,965	-	-	1,800	10,765
Other Agencies	650,963	-	-	-	650,963
Post-Secondary Education, Training
and Labour	163,371	-	2,786	5,091	171,248
Regional Development Corporation	-	-	-	155,230	155,230
Social Development	65,524	50	7,018	-	72,592
Tourism, Heritage and Culture	3,070	-	1,579	4,576	9,225
Transportation and Infrastructure	7,306	48,174	665	82,600	138,745
Treasury Board	500	-	10	-	510
Sub-Total	8,961,231	48,264	118,689	249,297	9,377,481

Sinking Fund Earnings	-	-	-	-	191,200
Inter-account Transactions	(14,928)	-	(1,400)	(125,099)	(141,427)

TOTAL REVENUE	8,946,303	48,264	117,289	124,198	9,427,254

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COMPARATIVE STATEMENT OF ESTIMATED ORDINARY ACCOUNT REVENUE BY SOURCE

Thousands

$

	Year Ending March 31
	2018	2018	2019
	Estimate	Revised	Estimate

Taxes
Personal Income Tax	1,681,000	1,605,000	1,682,000
Corporate Income Tax	334,400	437,300	311,800
Metallic Minerals Tax	1,000	2,500	1,900
Provincial Real Property Tax	515,000	510,000	514,750
Harmonized Sales Tax	1,418,600	1,450,000	1,492,500
Gasoline and Motive Fuels Tax	286,000	286,000	248,600
Tobacco Tax	164,000	157,000	156,000
Pari-Mutuel Tax	420	470	500
Insurance Premium Tax	55,600	55,900	57,600
Real Property Transfer Tax	23,000	27,000	25,000
Financial Corporation Capital Tax	27,000	27,000	27,000
Cannabis Duty	0	0	6,000
Penalties and Interest	13,000	13,000	13,000
Sub-Total - Taxes	4,519,020	4,571,170	4,536,650

Return on Investment	282,686	256,376	264,235
Licences and Permits	151,838	157,201	158,479
Sale of Goods and Services	432,158	438,865	448,125
Royalties	70,280	74,100	69,730
Agency Revenues	152,457	157,863	160,900
Fines and Penalties	8,215	6,905	6,804
Miscellaneous	82,379	124,393	91,578

TOTAL - OWN SOURCE REVENUE	5,699,033	5,786,873	5,736,501

Unconditional Grants – Canada
Fiscal Equalization Payments	1,760,300	1,760,300	1,873,898
Canada Health Transfer	768,400	770,453	791,900
Canada Social Transfer	284,400	285,131	290,600
Other	1,866	1,866	1,866
Sub-Total - Unconditional Grants – Canada	2,814,966	2,817,750	2,958,264

Conditional Grants – Canada	246,938	255,510	266,466

TOTAL - GRANTS FROM CANADA	3,061,904	3,073,260	3,224,730

Sub-Total	8,760,937	8,860,133	8,961,231

Inter-account Transactions	(11,228)	(16,059)	(14,928)

TOTAL - ORDINARY ACCOUNT REVENUE	8,749,709	8,844,074	8,946,303

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TOTAL EXPENSE

2018–2019

Thousands

$

			SPECIAL	SPECIAL
	ORDINARY	CAPITAL	PURPOSE	OPERATING
DEPARTMENT	ACCOUNT	ACCOUNT	ACCOUNT	AGENCIES	TOTAL

Agriculture, Aquaculture and Fisheries	37,196	1,000	-	-	38,196
Education and Early
Childhood Development	1,258,007	2,055	44,485	-	1,304,547
Energy and Resource Development	101,820	4,050	3,300	-	109,170
Environment and Local Government	142,035	1,000	10,031	-	153,066
Executive Council Office	12,546	-	-	-	12,546
Finance	10,797	-	1,131	-	11,928
General Government	792,547	-	-	-	792,547
Health	2,753,351	15,000	1,657	-	2,770,008
Justice and Public Safety	231,885	-	12,135	-	244,020
Legislative Assembly	30,717	-	-	-	30,717
Office of the Attorney General	20,256	-	200	-	20,456
Office of the Premier	1,598	-	-	-	1,598
Opportunities New Brunswick	47,186	-	-	1,800	48,986
Other Agencies	386,108	-	-	-	386,108
Post-Secondary Education, Training and Labour	644,758	2,000	2,875	5,091	654,724
Regional Development Corporation	70,148	77,455	-	152,792	300,395
Service of the Public Debt	675,000	-	-	-	675,000
Social Development	1,194,547	12,000	6,665	-	1,213,212
Tourism, Heritage and Culture	62,633	12,590	1,560	5,051	81,834
Transportation and Infrastructure	307,404	688,150	2,045	78,000	1,075,599
Treasury Board	16,342	-	15	-	16,357
Total Expenditure	8,796,881	815,300	86,099	242,734	9,941,014

Investment in Tangible Capital Assets	(7,195)	(661,798)	-	-	(668,993)
Inter-account Transactions	(16,328)	-	-	(125,099)	(141,427)
Amortization of Tangible Capital Assets	-	-	-	-	485,398

TOTAL EXPENSE	8,773,358	153,502	86,099	117,635	9,615,992

24

CLIMATE CHANGE FUND

2018–2019

Thousands

$

Revenue	37,400
Revenue

Expenditures	1,601
Climate Change Secretariat
Low Income Energy Efficiency Program	2,000

Expenditures contained in the Capital Budget	23,390
Transportation and Infrastructure
Regional Development Corporation	6,603
Total - Expenditures	33,594

Funds available for future year investments	3,806

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